# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yatra Online, Inc., CIK 0001516899
CUSIP: G98338109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, UDYOG VIHAR, PHASE-II, SECTOR-20, GURGAON, India (K7), 122008
Date of event which requires filing of this statement: 10/15/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002064201

## Reporting persons
- Marval Capital Ltd.: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (9.4% of the class)
  Comment: Marval Capital Ltd. is registered as an investment fund manager in Ontario, Quebec, Newfoundland and Labrador, Canada, as a portfolio manager in Ontario, Canada, and as an exempt market dealer in Alberta, British Columbia, Manitoba, Ontario, Quebec and Saskatchewan, Canada. See Item 4(a).
- Marval Guru Fund: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (9.4% of the class)
  Comment: The Marval Guru Fund is an investment trust established under the laws of the Province of Ontario and offered only to accredited investors on a private placement basis. See Item 4(a).
- Marval Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (9.4% of the class)
  Comment: See Item 4(a).
- Benjamin Watsa: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (9.4% of the class)
  Comment: See Item 4(a).

## Item 1. Issuer
Name of issuer: Yatra Online, Inc.
Address of issuer's principal executive offices: GULF ADIBA, PLOT NO. 272, 04TH FLOOR, UDYOG VIHAR, PHASE-II, SECTOR-20, GURGAON, INDIA, 122008.

## Item 2. Person Filing
Name of person filing: Marval Capital Ltd., Marval Guru Fund, Marval Ltd. and Benjamin Watsa
Address of principal business office or, if none, residence:
199 Bay Street, Suite 4000
Toronto, Ontario
M5L 1A9
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,800,000*

*The shares of the issuer are owned by Marval Guru Fund, which is managed by Marval Capital Ltd. Marval Capital Ltd. has the authority to act on behalf of the Marval Guru Fund, including the authority to vote and direct the disposition of shares held by the Marval Guru Fund. Marval Capital Ltd. is wholly owned by Marval Ltd. Marval Ltd. is in turn wholly owned by Benjamin Watsa. This report is being made to the extent that, for the purposes of Section 240.13d-3, the reporting person(s) herein are deemed to beneficially own the shares. The filing of this report shall not be deemed an admission, for the purposes of Section 13(f), 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934 or otherwise that any reporting person has beneficial ownership of any securities reported herein.
Percent of class: 9.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
5,800,000*

*See Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
5,800,000*

*See Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Marval Capital Ltd.: /s/Benjamin Watsa, CEO (04/25/2025)
- Marval Guru Fund: /s/Benjamin Watsa, CEO of Marval Capital Ltd., its manager (04/25/2025)
- Marval Ltd.: /s/Benjamin Watsa, CEO (04/25/2025)
- Benjamin Watsa: /s/Benjamin Watsa, Individually (04/25/2025)